FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 are management's discussion and analysis of financial condition and results of operations and the interim unaudited consolidated financial statements of Diana Containerships Inc. and its subsidiaries (the "Company") for the six months ended June 30, 2015.

Attached as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as at June 30, 2015 (unaudited) and December 31, 2014; (ii) Unaudited Interim Consolidated Statements of Income for the six months ended June 30, 2015 and 2014; (iii) Unaudited Interim Consolidated Statements of Comprehensive Income for the six months ended June 30, 2015 and 2014; (iv) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2015 and 2014; (v) Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014 and (v) Notes to Unaudited Interim Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report and the documents incorporated by reference are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: August 3, 2015	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Diana Containerships Inc.

Unless otherwise specified herein, references to the "Company" or "we", "us" and "our" shall include Diana Containerships Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 23, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2015

Our Operations
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental compliance costs and other miscellaneous expenses, and we also pay commissions to unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors affecting our results of operations

 We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels are available to generate revenue.
•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any other reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.
•	Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
•	Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses divided by total ownership days for the relevant period.
The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the six months ended June 30, 2015 and 2014 :

	For the six months ended June 30,
	2015	2014
Ownership days	2,143	1,499
Available days	2,078	1,499
Operating days	2,059	1,491
Fleet utilization	99.1%	99.5%
Time charter equivalent rate (TCE)	$14,727	$17,229
Daily operating expenses	$8,397	$8,561

The following table reflects the calculation of our TCE rates for the periods presented.

	For the six months ended June 30,
	2015	2014
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$35,700	$31,812
Prepaid charter revenue amortization	(4,482)	(5,825)
Time charter revenues, net	31,218	25,987
Less: voyage expenses	(616)	(160)
Time charter equivalent revenues	$30,602	$25,827
Available days	2,078	1,499
Time charter equivalent (TCE) rate	$14,727	$17,229

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the container shipping industry; and

•	other factors affecting spot market charter rates for container vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we do not incur port and canal charges and bunker expenses represent a relatively small portion of our vessels' overall expenses because our vessels are employed under time charters that require the charterer to bear all of those expenses.

We have paid commissions ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid to our former fleet manager, Diana Shipping Services S.A. (or "DSS"), a commission that was equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. Effective March 1, 2013, our new fleet manager, Unitized Ocean Transport Limited (or "UOT"), our wholly-owned subsidiary, receives commissions that are equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We are responsible for the costs of any deviations from the budgeted amounts.

 Vessel Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton. We believe that these assumptions are common in the containership industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Diana Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt. As at June 30, 2015, we had $98.7 million of outstanding indebtedness under our credit facility with the Royal Bank of Scotland plc (or "RBS") and an additional debt of $50.0 million under our loan agreement with Diana Shipping Inc.

Results of Operations
	For the Six Months Ended June 30,
	2015	2014	variation	% change
	in millions of U.S. dollars
Time charter revenues	35.70	31.80	3.90	12%
Prepaid charter revenue amortization	(4.50)	(5.80)	1.30	-22%
Time charter revenues, net	31.20	26.00	5.20	20%
Voyage expenses	(0.60)	(0.20)	(0.40)	200%
Vessel operating expenses	(18.00)	(12.80)	(5.20)	41%
Depreciation and amortization of deferred charges	(6.10)	(4.90)	(1.20)	24%
General and administrative expenses	(2.90)	(3.10)	0.20	-6%
Loss on vessels' sale	-	(0.70)	0.70	-100%
Interest and finance costs	(3.30)	(3.40)	0.10	-3%

For the six months ended June 30, 2015 compared to the six months ended June 30, 2014

Time Charter Revenues, net of Prepaid Charter Revenue Amortization for the six months ended June 30, 2015, amounted to $31.2 million, compared to $26.0 million for the same period in 2014. The increase in net time charter revenues is mainly attributable to the enlargement of our fleet, resulting from the acquisition of the vessel YM March in September 2014, YM Great in October 2014, Pamina in November 2014 and YM Los Angeles and YM New Jersey in April 2015, and was partially counterbalanced by the disposal of the vessel Apl Sardonyx in February 2014 and by reduced time charter rates. Another factor leading to the increase of the net time charter revenues was the decrease of the prepaid charter revenue amortization, which amounted to $4.5 million for the six months ended June 30, 2015, compared to $5.8 million for the six months ended June 30, 2014. In the first six months of 2015, the amortization related to the prepaid charter revenue of the vessels YM Los Angeles, YM New Jersey, Apl Garnet and Hanjin Malta, while in the respective period of 2014, the figure related to the asset recognized for the vessels Apl Garnet, Hanjin Malta, Cap Domingo, Cap Doukato and Apl Sardonyx.
Voyage Expenses for the six months ended June 30, 2015, amounted to $0.6 million, compared to $0.2 million for the same period in 2014. Voyage expenses mainly include commissions on our gross charter hire paid to third party brokers and other voyage expenses, such as bunkers cost, which we incur while our vessels are off-hire. The increase in the first six months of 2015 was a result of increased commission rates compared to the same period of 2014, and also due to increased bunkers costs that we incurred as a result of the scheduled special surveys of three of our vessels during the period.

Vessel Operating Expenses for the six months ended June 30, 2015 amounted to $18.0 million, compared to $12.8 million for the same period of 2014 and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, lubricants, insurances, repairs and maintenance, environmental costs and vessel-related taxes. The increase in operating expenses was mainly due to the increase in the ownership days and also due to increased average stores and spares expenses, and was partly offset by decreased average crew costs and repairs and maintenance expenses.

Depreciation and Amortization of Deferred Charges for the six months ended June 30, 2015 amounted to $6.1 million, compared to $4.9 million for the same period in 2014, and mainly includes the depreciation expense of our vessels during the respective periods and also the amortization of the deferred dry-dock costs. The increase in depreciation expense was mainly due to the enlargement of our fleet in 2015 compared to 2014. Furthermore, during the first six months of 2015, three of our vessels underwent their scheduled special surveys, and accordingly, the amortization of the deferred costs was recognized during the period and amounted to $0.1 million.

General and Administrative Expenses for the six months ended June 30, 2015 amounted to $2.9 million, compared to $3.1 million for the same period in 2014, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The decrease was mainly attributable to decreased payroll and bonuses and was partly off-set by increased compensation cost on restricted stock awards.

Loss on vessels' sale for the six months ended June 30, 2014 amounted to $0.7 million and relates to the disposal of the vessel Apl Sardonyx in February 2014.

Interest and Finance Costs were $3.3 million for the period ended June 30, 2015, compared to $3.4 million for the same period in 2014. Interest and finance costs slightly decreased, due to slightly lower average interest rates while there were no changes in our average debt levels.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We may require capital to fund ongoing operations, additional vessel acquisitions and debt service.

We currently have outstanding an amount of $98.7 million under our credit facility with RBS, and also an amount of $50.0 million under our loan agreement with Diana Shipping Inc., which we utilized to acquire vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, amounted to $43.1 million at June 30, 2015 and $77.2 million at December 31, 2014. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

As of June 30, 2015, we were not in compliance with the covenant required by our loan agreement with RBS for the minimum security cover (hull cover ratio), which was 128%, while the minimum required value for the ratio was 140%. This breach indicated that, to rectify the shortfall, we would have to repay to the lenders an amount of $8.5 million, or provide additional security. However, the lenders waived their right to request prepayment or provision of additional security and agreed to reassess the compliance with the covenant not earlier than August 31, 2015. Furthermore, on July 31, 2015, we accepted an Offer Letter from RBS to re-finance the existing facility agreement (see below - Recent Developments), and thus we consider that the covenant breach has been cured subsequent to the balance sheet date.

Cash Flow

As at June 30, 2015, and December 31, 2014, cash and cash equivalents amounted to $47.7 million and $82.0 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the period ended June 30, 2015 and 2014 amounted to $9.1 million and $11.5 million, respectively. The decrease was mainly attributable to decreased average time charter rates, despite the increase in the size of our average fleet, after the addition of the vessels YM March, YM Great, Pamina, YM Los Angeles and YM New Jersey from September 2014 to April 2015, partly offset by the disposal of Apl Sardonyx in February 2014, and also due to the costs we incurred for the first scheduled special surveys of three of our vessels during the period ended June 30, 2015.

Net Cash Provided By/ (Used In) Investing Activities

Net cash used in investing activities in the six months ended June 30, 2015 was $43.0 million and consists of $37.2 million that we paid to acquire the vessels YM Los Angeles and YM New Jersey, $6.0 million that we paid for the respective time charter agreements attached to the memoranda of agreement for those two vessels, $0.3 million that we received as insurance settlements and $24 thousand that we paid for property additions.

Net cash provided by investing activities in the six months ended June 30, 2014 was $9.4 million and consists of $8.8 million that we received from the sale of the vessel Apl Sardonyx, $0.6 million that we received as insurance settlements, and $26 thousand that we paid for property additions.

Net Cash Used In Financing Activities

Net cash used in financing activities in the six months ended June 30, 2015 was $0.4 million and represents solely cash dividends paid to shareholders.

Net cash used in financing activities in the six months ended June 30, 2014 was $2.5 million and consists of $4.7 million of net proceeds received from the at-the-market offering of shares of common stock we had in place with Deutsche Bank Securities Inc., as sales agent, and $7.2 million of cash dividends paid to shareholders.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships and vessel upgrades. In July 2015, we agreed to acquire the vessels Rotterdam and Hamburg, which we expect to be delivered to us by mid-September and by the end of November 2015, respectively. We expect to fund the purchase price of these vessels with cash on hand and with further financing (see below - Recent Developments).

We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

On July 27, 2015, we entered, through one of our subsidiaries, into a memorandum of agreement with an unaffiliated party to sell the Panamax vessel Cap Domingo, for a sale price of $24.25 million before commissions. The vessel, which is currently employed until the earliest December 2015, will be delivered to her new owners by mid-March 2016. The closing of the transaction is subject to the buyers' Board of Directors approval by September 4, 2015.

 On July 29, 2015, we signed, through newly established subsidiaries, two Memoranda of Agreement to purchase from unaffiliated parties two Post-Panamax container vessels, the Hamburg and the Rotterdam, for a purchase price of $38.5 million and $37.5 million, respectively. The vessel Rotterdam, which is acquired charter-free, is currently expected to be delivered to us by mid-September 2015 and the vessel Hamburg, which we will acquire with a time charter attached, in November 2015. The closing of the transaction for the purchase of the Hamburg is subject to the signing of a novation agreement to the time charter contract of the vessel.

On July 30, 2015, we declared a cash dividend on our common shares of $0.0025 per share, which will be paid on or about September 9, 2015 to stockholders of record as of August 18, 2015.

On July 31, 2015, we accepted an Offer Letter from the Royal Bank of Scotland plc for a term loan facility of up to $150 million, to re-finance the acquisition cost of certain of our operating vessels, including the full prepayment of the existing facility agreement, and to support the acquisition of the two newly acquired vessels Rotterdam and Hamburg. The new loan agreement will have a term of six years from drawing and is expected to be executed by September 15, 2015.

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at June 30, 2015 (unaudited) and December 31, 2014
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2015	December 31, 2014
CURRENT ASSETS:
Cash and cash equivalents	$47,718	$82,003
Accounts receivable, trade	811	691
Inventories	3,213	2,307
Prepaid expenses (of $1,188 and $695 as of June 30, 2015 and December 31, 2014, respectively) and other assets	1,337	845
Restricted cash, current (Note 5)	600	600
Total current assets	53,679	86,446

FIXED ASSETS:
Vessels (Note 3)	370,296	333,078
Accumulated depreciation (Note 3)	(32,937)	(26,984)
Vessels' net book value (Note 3)	337,359	306,094

Property and equipment, net	1,044	1,089
Total fixed assets	338,403	307,183

Deferred charges, net	2,176	-
Restricted cash, non-current (Note 5)	9,270	9,270
Prepaid charter revenue (Note 4)	7,882	6,364
Total assets	$411,410	$409,263

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred financing costs (Note 5)	$5,804	$5,804
Accounts payable, trade and other	3,225	1,807
Due to related parties, current (Note 2)	133	136
Accrued liabilities	746	1,052
Deferred revenue, current (Note 6)	675	491
Total current liabilities	10,583	9,290

Long-term portion of bank debt, net of unamortized deferred financing costs (Note 5)	92,591	92,494
Related party financing, non-current (Note 2)	51,181	50,867
Other liabilities, non-current	171	169
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 73,890,581 and 73,158,991 issued and outstanding as at June 30, 2015 and December 31, 2014, respectively (Note 8)	739	731
Additional paid-in capital (Note 8)	372,611	372,197
Other comprehensive loss	(68)	(68)
Accumulated deficit	(116,398)	(116,417)
Total stockholders' equity	256,884	256,443
Total liabilities and stockholders' equity	$411,410	$409,263

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Income
For the six months ended June 30, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2015	2014
REVENUES:
Time charter revenues (Note 1)	$35,700	$31,812
Prepaid charter revenue amortization (Note 4)	(4,482)	(5,825)
Time charter revenues, net	31,218	25,987

EXPENSES:
Voyage expenses	616	160
Vessel operating expenses	17,994	12,833
Depreciation and amortization of deferred charges (Note 3)	6,145	4,915
General and administrative expenses (Note 2)	2,851	3,128
Loss on vessels' sale	-	695
Foreign currency losses / (gains)	(55)	5
Operating income	$3,667	$4,251

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 2 and 5)	$(3,346)	$(3,358)
Interest income	67	42
Total other expenses, net	$(3,279)	$(3,316)

Net income	$388	$935

Earnings per common share, basic and diluted (Note 9)	$0.01	$0.03

Weighted average number of common shares, basic (Note 9)	72,834,161	35,812,135
Weighted average number of common shares, diluted (Note 9)	72,928,083	35,812,135

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the six months ended June 30, 2015 and 2014
(Expressed in thousands of U.S. Dollars)

	2015	2014

Net income	$388	$935

Comprehensive income	$388	$935

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional	Other
	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance, December 31, 2013	35,051,567	$350	$276,236	$-	$(112,121)	$164,465
- Net income	-	-	-	-	935	935
- Issuance of common stock, net of issuance costs	1,092,596	12	4,640	-	-	4,652
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	361,442	3	113	-	-	116
- Dividends declared and paid (at $0.15 and $0.05 per share) (Note 9)	-	-	-	-	(7,168)	(7,168)
Balance, June 30, 2014	36,505,605	$365	$280,989	$-	$(118,354)	$163,000

Balance, December 31, 2014	73,158,991	$731	$372,197	$(68)	$(116,417)	$256,443
- Net income	-	-	-	-	388	388
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	731,590	8	414	-	-	422
- Dividends declared and paid (at $0.0025 and $0.0025 per share) (Note 9)	-	-	-	-	(369)	(369)
Balance, June 30, 2015	73,890,581	$739	$372,611	$(68)	$(116,398)	$256,884

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2015 and 2014
(Expressed in thousands of U.S. Dollars)
	2015	2014
Cash Flows provided by Operating Activities:
Net income	$388	$935
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 3)	6,145	4,915
Amortization of deferred financing costs	97	98
Amortization of deferred revenue (Note 6)	(50)	(50)
Amortization of prepaid charter revenue (Note 4)	4,482	5,825
Loss on vessels' sale	-	695
Compensation cost on restricted stock awards (Note 8)	422	116
(Increase) / Decrease in:
Accounts receivable, trade	(120)	13
Inventories	(906)	157
Prepaid expenses and other assets	(755)	(814)
Increase / (Decrease) in:
Accounts payable, trade and other	1,418	(101)
Due to related parties	311	365
Accrued liabilities	(306)	(155)
Deferred revenue	234	(472)
Other liabilities	2	13
Drydock costs	(2,299)	-
Net Cash provided by Operating Activities	$9,063	$11,540

Cash Flows provided by / (used in) Investing Activities:
Vessel acquisitions and other vessel costs (Note 3)	(37,218)	-
Proceeds from sale of vessels, net of expenses	-	8,784
Acquisition of time charter (Note 4)	(6,000)	-
Property and equipment additions	(24)	(26)
Insurance settlements	263	594
Net Cash provided by / (used in) Investing Activities	$(42,979)	$9,352

Cash Flows used in Financing Activities:
Issuance of common stock, net of issuance costs	-	4,652
Cash dividends (Note 9)	(369)	(7,168)
Net Cash used in Financing Activities	$(369)	$(2,516)

Net increase/ (decrease) in cash and cash equivalents	$(34,285)	$18,376
Cash and cash equivalents at beginning of period	$82,003	$19,685
Cash and cash equivalents at end of period	$47,718	$38,061

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments, net of amounts capitalized	$2,931	$3,153

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.	General Information

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2014 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2015 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015. A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the fiscal year ended December 31, 2014, as filed on Form 20-F on March 23, 2015.

The consolidated balance sheet as of December 31, 2014 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary. As at June 30, 2015, the Company was the sole owner of all outstanding shares of the following subsidiaries:

a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	-
2	Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	-
3	Lemongina Inc.	Marshall Islands	Apl Garnet	Marshall Islands	4,729	Aug-95	Nov-12	-
4	Rongerik Shipping Company Inc.	Marshall Islands	Cap Domingo	Marshall Islands	3,739	Mar-01	Feb-12	-
5	Utirik Shipping Company Inc.	Marshall Islands	Cap Doukato	Marshall Islands	3,739	Feb-02	Feb-12	-
6	Nauru Shipping Company Inc.	Marshall Islands	Hanjin Malta	Marshall Islands	4,024	Jan-93	Mar-13	-
7	Dud Shipping Company Inc.	Marshall Islands	Pamina (ex Santa Pamina)	Marshall Islands	5,042	May-05	Nov-14	-
8	Kapa Shipping Company Inc.	Marshall Islands	YM Los Angeles	Marshall Islands	4,923	Dec-06	Apr-15	-
9	Mago Shipping Company Inc.	Marshall Islands	YM New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
10	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	-
11	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
12	Delap Shipping Company Inc.	Marshall Islands	YM March	Marshall Islands	5,576	May-04	Sep-14	-
13	Jabor Shipping Company Inc.	Marshall Islands	YM Great	Marshall Islands	5,576	Apr-04	Oct-14	-
Vessel Owning Subsidiaries - Sold Vessels
14	Ralik Shipping Company Inc.	Marshall Islands	Madrid	Marshall Islands	4,206	Oct-89	Jun-11	Apr-13
15	Mili Shipping Company Inc.	Marshall Islands	Malacca	Marshall Islands	4,714	Nov-90	Jun-11	May-13
16	Ebon Shipping Company Inc.	Marshall Islands	Merlion	Marshall Islands	4,714	Mar-90	Jun-11	May-13
17	Micronesia Shipping Company Inc.	Marshall Islands	Spinel	Marshall Islands	4,729	Jan-96	Mar-12	Dec-13
18	Mejit Shipping Company Inc.	Marshall Islands	Sardonyx	Marshall Islands	4,729	Jun-95	Feb-12	Feb-14
Other Subsidiaries
19	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
20	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15 per vessel per month for employed vessels and $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. The management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.

During the six months ended June 30, 2015 and 2014, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2015	2014
A	23%	-
B	10%	26%
C	28%	32%
D	14%	19%
E	13%	15%

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

a)    Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for the six months ended June 30, 2015 and 2014, were $579 and $487 respectively, and are included in Vessels and other vessels' costs, in Prepaid expenses and other assets, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying unaudited interim consolidated financial statements. As at June 30, 2015 and December 31, 2014, an amount of $13 and $79, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

b)    Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and bears interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets. The loan matures on August 20, 2017. For the six months ended June 30, 2015 and 2014, interest and back-end fee expense incurred under the loan agreement with DSI amounted to $1,615 and $1,610, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of income. Accrued interest as of June 30, 2015 and December 31, 2014 amounted to $65 and $57, respectively, and is included in Due to related parties, current, while accrued back-end fee as of June 30, 2015 and December 31, 2014 amounted to $1,181 and $867, respectively, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets.

c)    Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman and has entered into an agreement with DCI to provide brokerage services for a monthly fee of $121 until March 31, 2015, payable quarterly in advance. The agreement was renewed on April 1, 2015 for a further twelve months, with substantially similar fees and payment terms to the former agreement. For the six months ended June 30, 2015 and 2014, total brokerage fees, amounted to $726 and $725 respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of income. As at June 30, 2015 and December 31, 2014, there was no amount due from or due to Diana Enterprises.

3.	Vessels

On March 19, 2015, the Company, through its subsidiaries Kapa Shipping Company Inc. and Mago Shipping Company Inc. (Note 1), entered into two memoranda of agreement with unrelated parties, to acquire the container vessels "YM Los Angeles" and "YM New Jersey", respectively, for the purchase price of $21,500 each. The vessels were delivered to the Company on April 9, 2015 and April 22, 2015, respectively and were acquired with attached time charters, for which a deferred asset was recognized (Note 4). Pre-delivery expenses amounted to $218.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2014	$333,078	$(26,984)	$306,094
- Acquisitions and other vessels' costs	$37,218	-	37,218
- Depreciation for the period	-	(5,953)	(5,953)
Balance, June 30, 2015	$370,296	$(32,937)	$337,359

As at June 30, 2015, certain of the Company's vessels, having a total carrying value of $197,204, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 5.

4.	Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets represent the unamortized balance of an asset associated with vessels acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements. In this respect, in April 2015, the Company recognized prepaid charter revenue for the newly-acquired vessels "YM Los Angeles" and "YM New Jersey" (Note 3). As of June 30, 2015, the unamortized balance of the account relates to the vessels "APL Garnet", the charter of which expires the earliest in August 2015, and "Hanjin Malta", "YM New Jersey" and "YM Los Angeles", with their charter expiration falling the earliest in March, September and October 2016, respectively.
The movement of the prepaid charter revenue from vessel acquisitions with time-charter attached for the period ended June 30, 2015 was as follows:
	Gross Amount	Accumulated Amortization	Net Amount

Balance, December 31, 2014	$33,500	$(27,136)	$	$ 6,364
- Additions	6,000	-		6,000
- Amortization for the period	-	(4,482)		(4,482)
Balance, June 30, 2015	$39,500	$(31,618)	$	$ 7,882

The amortization to revenues for the period ended June 30, 2015 and 2014 is separately reflected in Prepaid charter revenue amortization in the accompanying unaudited interim consolidated statements of income. The expected aggregate amortization of the prepaid charter revenue from vessel acquisitions with time-charter attached for each of the succeeding years is as follows:

Period	Amount
Year 1	$6,783
Year 2	$1,099

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

5.	Long-Term Bank Debt, Current and Non-Current

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2015	Current	Non-current	December 31, 2014	Current	Non-current
Royal Bank of Scotland - Credit facility	$98,700	$6,000	$92,700	$98,700	$6,000	$92,700
less unamortized deferred financing costs	(305)	(196)	(109)	(402)	(196)	(206)
Total bank debt, net of unamortized deferred financing costs	$98,395	$5,804	$92,591	$98,298	$5,804	$92,494

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An aggregate amount of $98,700 has been drawn down under the credit facility, which remains outstanding as at June 30, 2015. The Company paid up to October 31, 2013 commitment commissions of 0.99% per annum on the available commitment. As at June 30, 2015, the Company does not have any remaining borrowing capacity under the revolving credit facility.

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the current age of the financed vessels, an amount of $6,000 is repayable in August 2015 and is included in Current portion of long-term bank debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets, and the remaining $92,700 is repayable at the end of the availability period in January 2017 and is included in Long-term portion of bank debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets.

The credit facility provided up to June 1, 2013 (see below) for interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in certain shareholdings, management and employment of vessels, and requires minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be deposited by the borrower with the lenders. Furthermore, the financial covenants require that the Company maintains minimum ratios of consolidated net debt to market adjusted assets, EBITDA to interest costs, minimum contracted employment and forward looking operating net cash flows to forward looking interest costs. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.
In 2013 and 2014, the Company entered into various supplemental agreements with the Royal Bank of Scotland plc. The amendments mainly provided for an increased margin of 3.10% per annum, effective June 1, 2013, for security interest on the minimum cash held by the borrower in favour of the lenders and for changes in the definitions of certain financial covenants. In addition, the Company was required to provide additional vessels as collateral to secure the facility and was restricted from providing any security interest over the Company's assets in favour of DSI.

As of June 30, 2015, the Company was not in compliance with the required covenant for the minimum required security cover (hull cover ratio), the breach of which indicated that, to rectify the shortfall, the Company would have to repay to RBS an amount of $8,521, or provide additional security. However, the lenders waived their right to request prepayment or provision of additional security and agreed to reassess the compliance with the covenant not earlier than August 31, 2015. Furthermore, subsequent to June 30, 2015, the Company accepted an Offer Letter from RBS to re-finance the existing facility (Note 11).

During the six months ended June 30, 2015 and 2014, total interest incurred on long-term bank debt, amounted to $1,626 and $1,640, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of income.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

6.	Deferred Revenue, Current

The amounts presented as deferred revenue, current in the accompanying consolidated balance sheets as of June 30, 2015 and December 31, 2014 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long-term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For the six months ended June 30, 2015 and 2014, amortization of the deferred revenue from free lubricants amounted to $50 and $50, respectively.

	June 30, 2015	December 31, 2014
Hires collected in advance	$675	$441
Deferred revenue from lubricants	-	50
Deferred Revenue, current	$675	$491

7.	Commitments and Contingencies

(a)      Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)      As at June 30, 2015, all vessels were operating under time charter agreements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at June 30, 2015, non-cancelable time charter contracts until their expiration, are estimated at $37,573 until June 30, 2016 and $4,027 until June 30, 2017.

8.	Changes in Capital Accounts

Equity Incentive Plan:  During the six months ended June 30, 2015, the Company's Board of Directors approved the grant of restricted common stock to the executive management pursuant to the Company's 2010 equity incentive plan as amended in 2012, and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted shares will vest over a period of 3 years by one-third each year, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed.

On May 5, 2015, the Company's board of directors approved to adopt the Diana Containerships Inc. 2015 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2010 Equity Incentive Plan.  Under the 2015 Equity Incentive Plan, an aggregate of 5,000,000 common shares were reserved for issuance. The plan is administered by the compensation committee, or such other committee of the Company's board of directors as may be designated by the board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

During the six months ended June 30, 2015 and 2014, compensation cost on restricted stock amounted to $422 and $116, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of income. At June 30, 2015 and December 31, 2014, the total unrecognized compensation cost relating to restricted share awards was $2,302 and $1,049, respectively. At June 30, 2015, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.58 years.

During the six months ended June 30, 2015 and the year ended December 31, 2014, the movement of restricted stock cost was as follows:

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2013	13,334	$7.50
Granted	361,442	3.72
Vested	(13,334)	7.50
Outstanding at June 30, 2014	361,442	$3.72
Granted	-	-
Vested	-	-
Outstanding at December 31, 2014	361,442	$3.72
Granted	731,590	2.29
Vested	(120,481)	3.72
Outstanding at June 30, 2015	972,551	$2.64

9.	Earnings per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 972,551, as at June 30, 2015, and 361,442 as at June 30, 2014 (Note 8), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the six months ended June 30, 2015 and 2014 amounted to $369 and $7,168, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260. For the six months ended June 30, 2014, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provision of ASC 260, was anti-dilutive.

	2015		2014
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$388	$388	$935	$935
Less distributed earnings allocated to restricted shares	(4)	(4)	(24)	(24)
Net income available to common stockholders	384	384	911	911

Weighted average number of common shares, basic	72,834,161	72,834,161	35,812,135	35,812,135
Effect of dilutive restricted shares	-	93,922	-	-
Weighted average number of common shares, diluted	72,834,161	72,928,083	35,812,135	35,812,135

Earnings per common share, basic and diluted	$0.01	$0.01	$0.03	$0.03

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

10.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2015 and as of December 31, 2014.

11.	Subsequent Events

(a)     Vessel's sale: On July 27, 2015, Rongerik Shipping Company Inc. entered into a memorandum of agreement with an unaffiliated party to sell the vessel "Cap Domingo", for a sale price of $24,250 before commissions. The vessel, which is currently employed until the earliest December 2015, will be delivered to her new owners by mid-March 2016. The closing of the transaction is subject to the buyers' Board of Directors approval by September 4, 2015.

(b)    Vessels' acquisitions: On July 29, 2015, the Company, through its newly established subsidiaries Langor Shipping Company Inc. and Meck Shipping Company Inc., signed two Memoranda of Agreement to purchase from unaffiliated parties two Post-Panamax container vessels, the "Hamburg" and the "Rotterdam", for a purchase price of $38,500 and $37,500, respectively. The vessel "Rotterdam", which is acquired charter-free, is currently expected to be delivered to the Company by mid-September 2015 and the "Hamburg", which will be acquired with a time charter attached, in November 2015. The closing of the transaction for the purchase of the "Hamburg" is subject to the signing of a novation agreement to the time charter contract of the vessel.

(c)    Declaration of Dividends: On July 30, 2015, the Company declared dividends amounting to $0.0025 per share, which will be paid on or around September 9, 2015 to stockholders of record as of August 18, 2015.

(d)    Acceptance of Offer Letter: On July 31, 2015, the Company accepted an Offer Letter from the Royal Bank of Scotland plc for a term loan facility of up to $150,000. The purpose of the new facility is to re-finance the acquisition cost of certain of the Company's operating vessels, including the full prepayment of the existing facility agreement (Note 5), and to support the acquisition of the two newly acquired vessels "Rotterdam" and "Hamburg". The loan agreement is expected to be executed by September 15, 2015.